UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-40486

ATRenew Inc.

(Registrant’s Name)

12th Floor, No. 6 Building
433 Songhu Road, Shanghai
People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	ATRenew Inc. Reports Unaudited Fourth Quarter and Full Year 2023 Financial Results
99.2	ATRenew Announces US$20 Million Share Repurchase Program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATRenew Inc.

By:	/s/ Chen Chen
Name:	Chen Chen
Title:	Chief Financial Officer

Date: March 12, 2024